Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-261810

Prospectus Supplement No. 7
(to Prospectus dated April 14, 2022)

344,871,956 Shares of Class A Common Stock
Up to 12,669,300 PIPE Warrants
Up to 257,500 Private Placement Warrants
Up to 1,300,000 OTM Warrants
Up to 28,750 Underwriter Warrants

This prospectus supplement updates, amends and supplements the prospectus dated April 14, 2022 (the “Prospectus”) related to (i) the resale by the selling securityholders named in the Prospectus (the “Selling Securityholders”) of up to 73,832,500 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), (ii) the issuance by us of up to 5,750,000 shares of Class A Common Stock upon exercise of the warrants issued to the public as part of the units in our initial public offering (the “Public Warrants”), (iii) the issuance by us and resale by the Selling Securityholders of up to (A) 12,669,300 shares of Class A Common Stock upon exercise of the warrants (the “PIPE Warrants”) that were issued to certain qualified institutional buyers and accredited investors pursuant to subscription agreements dated as of August 17, 2021, (B) 1,300,000 shares of Class A Common Stock upon exercise of the warrants (the “OTM Warrants”) originally issued to Aldel Investors LLC and FG SPAC Partners LP in a private placement in connection with our initial public offering, (C) 28,750 shares of Class A Common Stock upon exercise of the warrants (the “Underwriter Warrants”) originally issued to ThinkEquity LLC in connection with our initial public offering, and (D) 257,500 shares of Class A Common Stock upon exercise of the warrants (the “Private Placement Warrants” and, together with the Public Warrants, the PIPE Warrants, the OTM Warrants and the Underwriter Warrants, the “Warrants”) originally issued in a private placement in connection with our initial public offering, (iv) the issuance by us and resale by the Selling Securityholders of up to 251,033,906 shares of Class A Common Stock issuable upon exchange of shares of Class V common stock of the Company and Hagerty Group Units, and (v) the resale by the Selling Securityholders of up to 12,669,300 PIPE Warrants, 1,300,000 OTM Warrants, 257,500 Private Placement Warrants, and 28,750 Underwriter Warrants, which forms a part of our Registration Statement on Form S-1 (Registration No. 333-261810). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.
This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Form 8-K filed with the SEC on August 23, 2022, which is set forth below.
This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.
We are an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and are subject to reduced public company reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.
We are also a “controlled company” within the meaning of the NYSE Listing Rules and, as a result, we qualify for exemptions from certain corporate governance requirements.
You should read the Prospectus, this prospectus supplement and any additional prospectus supplement or amendment carefully before you invest in our securities. Our Class A Common Stock and our Public Warrants are listed on the New York Stock Exchange under the symbols “HGTY” and “HGTY.WT,” respectively. On August 22, 2022, the closing price of our Class A Common Stock was $12.69 and the closing price for our Public Warrants was $3.90.
INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 5 OF THE PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING OUR SECURITIES.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is August 23, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

August 23, 2022
Date of Report (date of earliest event reported)

HAGERTY, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-40244	86-1213144
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

121 Drivers Edge
Traverse City, Michigan 49684
(Address of principal executive offices and zip code)

(800) 922-4050
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	HGTY	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	HGTY.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 5.02    Departure of Directors or Certain Officers; Election of Directors: Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 23, 2022, Hagerty, Inc. (the “Company”) announced that Fred Turcotte, the Company’s Chief Financial Officer (“CFO”) will transition to a special projects advisory role effective September 6, 2022. Mr. Turcotte previously agreed to delay his pending retirement to assist the Company through its business combination and establish itself as a public reporting company. Mr. Turcotte plans to continue to serve the Company in his advisory role, reporting directly to the Company’s Chief Executive Officer, through 2023. The Company’s board of directors has appointed Patrick McClymont to serve as the Company’s new CFO, effective September 6, 2022. Mr. Turcotte will also continue serve as a point of transition for Mr. McClymont until October 1, 2022.

Mr. McClymont, age 52, served as the Chief Financial Officer of Orchard Technologies, Inc., a residential real estate services company from 2021 through August 2022. Mr. McClymont was previously the Executive Vice President and Chief Financial Officer of Imax Corporation (NYSE: IMAX) from 2016 through 2021. Mr. McClymont was responsible for all aspects of Imax’s finance related functions including control, financial planning & analysis, tax, investor relations, risk management, information technology, and corporate development and strategy. From 2013 to 2016 Mr. McClymont served as Executive Vice President and Chief Financial Officer at Sotheby’s (NYSE: BID), a leading global auction house executing approximately $6 billion in fine art and collectibles transactions annually. Prior to his position with Sotheby’s, Mr. McClymont was Partner and Managing Director at Goldman, Sachs & Co., where he spent 15 years. Mr. McClymont earned a Bachelor of Science degree from Cornell University and a Master of Business Administration degree from The Tuck School of Business at Dartmouth.

In connection with his appointment, on August 19, 2022, Mr. McClymont entered into an employment agreement with the Company (the “Employment Agreement”) pursuant to which he will receive the following compensation:

•annual base salary of $575,000;
•eligibility to participate in the Company’s annual incentive plan prorated for his start date with a payout range of up to 200% of base salary dependent on the performance of the Company;
•eligibility to participate in the Company’s Stock Incentive Plan (the “Plan”) at a target of 175% base salary;
•one-time cash sign-on payment in the amount of $100,000;
•one-time sign-on restricted stock unit grant in the amount of $500,000 to be made in October 2022 with a three-year vesting schedule subject to his continued employment with the Company; and
•$20,000 annual cash stipend for a car allowance.

The terms of the equity grants to Mr. McClymont will be subject to the terms of the Plan and related award agreements. Mr. McClymont will also receive medical and other benefits consistent with the Company’s standard policies.

The above description of the Employment Agreement is not complete and is qualified in its entirety by reference to the text of the agreement, which is filed with this report as Exhibit 10.1 and incorporated by reference herein.

There are no family relationships, as defined in Item 401 of Regulation S-K, between Mr. McClymont and any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer. Additionally, there have been no transactions involving Mr. McClymont that would require disclosure under Item 404(a) of Regulation S-K.

ITEM 7.01    Regulation FD Disclosure.

On August 23, 2022, the Company issued a press release announcing the appointment of Mr. McClymont as Senior Vice President and CFO of the Company, which is attached hereto to as Exhibit 99.1.

The information furnished in this Item 7.01 and Exhibit 99.1 attached hereto is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

ITEM 9.01     Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
10.1	Employment Agreement, Dated August 19, 2022, by and between the Company and Patrick McClymont
99.1	Press Release, Dated August 23, 2022
104	Cover Page Interactive Data File (formatted as Inline XBRL)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAGERTY, INC.

Date: August 23, 2022	/s/ Barbara E. Matthews
Barbara E. Matthews
SVP, General Counsel and Corporate Secretary